June 3, 2005

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3-8

Washington, D. C. 20549

Re:  Xponential, Inc., File No. 1-13919

Dear Mr. Moran:

Following are responses to comments from your letter dated March 30, 2005 regarding Xponential, Inc.’s Form 10-KSB for the year ended June 30, 2004.  For convenience, the comments are repeated herein and bolded.  The responses follow immediately thereafter.

Form 10-KSB for the Year Ended June 30, 2004

Item 6.  Management’s Discussion and Analysis or Plan of Operation, page 9

General, page 9

1.              Explain fully the reasons for changes in each of the elements and components of the pawn loan loss allowance, even if the total provision for pawn loan losses did not change materially from period to period, so that a reader can understand how changes in risks in the portfolio during each period relate to the pawn loan loss allowance established at the period end.  Quantify and explain:

•                  How changes  in pawn loan quality and terms that occurred during the period are reflected in the allowance,

•                  How changes in estimation and methods and assumptions are reflected in the allowance,

•                  How actual changes and expected trends in non-performing loans affected the allowance, and

•                  How the level of your allowance compares with historical net loss experience.

6400 Atlantic Blvd., Suite 190, Norcross, Georgia  30071

Phone: 678-720-0660    Fax: 678-720-0671

Response:

Pawn loans are secured, non-recourse loans secured by personal property held by Xponential, Inc. (the “Company”) as collateral for repayment of the loans.  Loans are advanced based on a percentage of the anticipated resale price of the property.  Consequently, with the exception of car title loans, the Company is in possession of collateral that exceeds the value of the loan amount advanced by the Company.  Accordingly, because the Company has little or no risk given its underwriting requirements, it maintains no loan loss allowance.

At the time a loan defaults and is deemed uncollectible in accordance with Company policy and/or statutory requirements, the collateral is transferred to inventory at the lower of cost (the amount loaned – excluding accrued interest or repair costs) or market value.  In Georgia, pawn loans default after 40 days (30 day loan plus a 10 day grace period).  Company policy allows customers an additional 20 day grace period for a total grace period of 30 days.  In North Carolina, loans default after 90 days (30 day loan plus a 60 day grace period), which is consistent with Company policy.

Liquidity and Capital Resources, page 13

2.              In an effort to disclose the variable liquidity and cash flows factors necessary to understand and evaluate your business, in future filings please revise your tabular disclosure to include the estimated amount of interest payments associated with your outstanding debt and the aggregate amounts of unpaid obligations presented for periods beyond five years from your balance sheet date.  If it is not practicable to make such estimates, please disclose this in future filings.  See Item 303 (b)(1)(i) of Regulation S-B.

Response:

The Company will include tabular disclosures beginning with its Form 10-KSB for the year ended June 30, 2005, including estimated amount of interest payments associated with its outstanding debts and aggregate amounts of unpaid obligations presented for periods beyond five years from the balance sheet date or will disclose that it is not practicable to make such estimates.

Consolidated Balance Sheet, page 19

3.              Your disclosure indicates that Series A Preferred Shares will be redeemed beginning April 30, 2005.  Please tell us if you have classified the amount to be redeemed within twelve months of your balance sheet date as a current liability.  If not, please tell us why.  Also, mandatorily redeemable preferred stock should be described as ‘shares subject to mandatory redemption’ so as to distinguish them from other liabilities.  These shares are also prohibited from being classified between the liability section and the equity section of the balance sheet.   Please consider revising your description and

classification of these shares or advise us why this is not applicable to you.  See paragraph 19 and B.57 of SFAS No. 150.  To the extent you revise your consolidated balance sheet, please assess whether or not you believe it is appropriate to file amendments to your previously filed reports.  We may have further comments.

Response:

The Company will modify future filings to reflect that the Series A Preferred Shares are “shares subject to mandatory redemption” and include the redeemable preferred stock in its current and long term liabilities as required by SFAS No. 150.  The Company did not classify the $500,000 mandatory redemption of the Series A Preferred Shares due April 30, 2005 as a current liability in its June 30, 2004 Form 10-KSB or in its subsequent September 30, 2004 Form 10-QSB, but did correct the presentation in its Form 10-QSB for the quarter ended December 31, 2004 and plans to continue to do so in all future filings.

Consolidated Statement of Cash Flows, page 22

4.              Please present pawn loans made in a separate line item from repayments of pawn loans in the investing activities section of your statement.  See paragraphs 11 through 13.A. of SFAS No. 95.

Response:

In accordance with paragraphs 12 and 13 of SFAS No. 95, we believe that due to the short term nature of pawn loans, the quick turnover, and the large volume of small loans, that pawn loans are appropriately reported on a net basis.  We will disclose the gross amounts of loans made, repaid or defaulted to provide sufficient detail of our lending activities consistent with other similar corporations.  We also believe that since making short term pawn loans is one of the primary operating activities and use of working capital in the business of the Company, these activities are properly classified as an operating activity.  All future filings will present the pawn loan activity as an operating activity beginning with the Form 10-QSB for the quarter ending March 31, 2005.  See attached Schedule 1 representing the cash flow activities as presented in the most recent filing.

5.              Please disclose how you treat the cash flows related to the sale of forfeited collateral in your statements of cash flows and when the related cash flows are recorded.  Supplementally, tell us:

•                  How you calculate the amounts included as cash inflows from investing activities,

•                  The amounts included as cash inflows from operating activities,

•                  When the related cash inflows for each classification are recorded, and

•                  Your basis for including the amounts you do in each classification when you do.

Response:

We obtain over 90% of our inventory sold in our stores from defaulted loans.  This is a primary operating activity of the Company.  The Company currently reports the net change in inventory, which consists primarily of inventory acquired through defaulted pawn loans as an adjustment to net cash used in operating activities.  Although there are no direct cash flows related to acquisition of inventory from defaulted loans, we will separately disclose that activity in future filings as a reclassifying activity for our loan activity. Cash flows related to disposition of inventory are recorded at the time of the sale and payment by the customer in its net income.

As a result of our conversion to a new computer software system during the fiscal year ended June 30, 2004, we were unable to differentiate inventory acquired through pawn forfeitures from inventory acquired from direct purchases. All inventory transferred from the old system could not be classified as purchased or defaulted inventory.  Consequently, sales of inventory during fiscal 2004 could not be identified as sales from purchased inventory or inventory acquired from defaulted loans.  Modifications have been made to the software to provide this information which will be available for the fiscal year ended June 30, 2005.

Notwithstanding the ability to distinguish proceeds from inventory acquired through sales of purchased inventory versus defaulted loans, we believe that the net change in inventory as an operating activity is the appropriate presentation based the nature of our business and will provide more meaningful disclosure in conjunction with reclassifying the Company’s pawn lending activities as an operating activity.

6.              It appears that your consolidated statement of cash flows reflects changes from balance sheet reclassifications that do not impact cash and cash equivalents. For example, your inventory account increased by approximately $428,000 for the year ended June 30, 2004 and such amount equals the uses of cash from increases in inventory as disclosed in your statement of cash flows.  However, your inventory balances are impacted by certain balance sheet reclassifications that should not result in any changes to your statements of cash flows, such as the transfer of a pawn loan receivable to inventory when your customer forfeits the pawn loan.  This balance sheet reclassification could have the unintended effect of reflecting such amounts as a use of cash from an increase in inventory offset by a source of cash from a reduction in a receivable.  The more appropriate presentation would be to eliminate such balance sheet reclassifications for purposes of preparing your consolidated statement of cash flows.  Please revise your consolidated statement of cash flows to remove the impact of this balance sheet reclassification or tell us why you believe your current presentation is appropriate.  To the extent you revise your consolidated statement of cash flows, please assess whether or not you believe it is appropriate to file amendments to your previously filed reports.  We may have further comments.

Response:

As described in Response 5 above, all activity from inventory and loans will be included in the operating cash flows of the Company. We believe the proposed presentation of the net change in inventory and pawn loans as operating activities including the disclosure of inventory acquired from defaulted pawn loans will provide an appropriate amount of disclosure for this activity. As discussed previously, we will make these modifications in future filings.

7.              Payments for business combinations are reflected in the statement of cash flows net of cash acquired.  Please tell us how you recorded the net assets acquired of other pawn brokers in your consolidated statement of cash flows.  See paragraph 132 of SFAS No. 95.

Response:

The Company did not acquire any other pawn brokers in Fiscal 2004.  The Company did purchase a portfolio of pawn loans and inventory, customer lists, furniture and fixtures to open two new locations in Fiscal 2004. No cash was acquired in the acquisitions.  The Company recorded the purchase of assets at cost and integrated the servicing of the loans into existing locations.

Notes to Consolidated Financial Statements, page 23

(1) Organization and Business, page 23

8.              Exhibit 21.1 discloses two subsidiaries, Pawn Mart, Inc. and Xponential Advisors, Inc.  Please tell us and include in your future filings the business nature of Xponential Advisors, Inc. and your basis of consolidation.  Further, please tell us the present status of Securities, the broker-dealer entity that was acquired in your purchase of CMHI.

Response:

Xponential Advisors, Inc. is a wholly owned subsidiary of Xponential, Inc. that provides management expertise in restructuring and expanding existing operations of companies in which the Company invests.  During Fiscal 2004, Xponential Advisors earned management advisory fees totaling $244,000 related to Xponential’s investment in American IronHorse Motorcycle Company, Inc.  We will include the description of Xponential Advisors activities in more detail in future filings.

CMHI sold its broker-dealer and securities operations in October 2000.  CMHI had no operations from the time of the sale until the merger with the Company in August 2002.  CMHI owned securities and other investments acquired by the Company in the merger.  The Company has focused primarily on its pawn operations since the merger.

(2)  Summary of Significant Accounting Policies, page 23

9.              Describe your systematic analysis and procedural discipline, as required by FRR-28, for determining the amount of your loan loss allowance.  Supplementally tell us and disclose:

•                  How you determine each element of the allowance,

•                  Which loans are evaluated individually and which loans are evaluated as a group, if  applicable,

•                  How you determine both allocated and unallocated portions of the allowance for loan losses, and

•                  How you determine the loss factors you apply to your graded loans to develop a general allowance.

Response:

Due to the short term nature of the loans, the Company does not record a loan loss allowance.  All loans are made with the stipulation that the collateral’s value is adequate to pay the loan upon default. Forfeited loans are written off in accordance with Company policy (see Response 1).  Inventory received from defaulted loans is valued at the lower of cost or market on a specific loan basis.  The Company records gross profit upon the sale of its repossessed collateral.  Financial results demonstrate that the value of the Company’s collateral exceeds the loan amounts secured by the collateral.  If a loan loss allowance is required, we will analyze our entire portfolio as a group due to the homogeneous nature of the portfolio.

Accordingly, we do not believe that any reserves for loan losses are required under FRR-28 and that the Company’s policies and procedures are adequate.

(i)  Investment in American IronHorse Motorcycle Company, Inc., page 25

10.       You disclose that you have a 9.7% and 13.97% ownership interest in IronHorse as at June 30, 2004 and December 31, 2004, respectively.  We note that you account for this investment under the cost method.  Please tell us your consideration of all the facts and circumstances in determining whether you have the ability to exercise significant influence such that the equity method, rather than the cost method, would be required.  Specifically tell us:

•                  The capitalization structure of the investee;

•                  Voting rights, veto rights and other protective and participating rights that you hold, and

•                  Your participation on the investee’s board of directors, executives and other governing committees.

Please refer to APB 18 paragraph 17.

Response:

American IronHorse Motorcycle Company, Inc. (“IronHorse”) is a privately-held company that the Company provided financing for, assisted in a financial restructuring; and provided equity capital to in a series of transactions beginning in September 2003.  We have considered all factors in determining that the cost method of accounting is the appropriate method to account for our investment in IronHorse.  Following are responses to the specific points raised in your letter:

•                  Capitalization structure of investee (IronHorse) –

IronHorse’s capital structure consists of common stock, three classes of convertible preferred stock (Series A, B and C) and convertible debt.  There are also outstanding options and warrants to purchase common stock.  (See attached Schedule 2.)

The Company owned no preferred stock, options to purchase common stock, or convertible debt of IronHorse as of June 30, 2004 or December 31, 2004.

As of June 30, 2004, there were 5,147,330 shares of common stock of IronHorse outstanding; 7,561,746 shares on a fully diluted basis.  The Company and its subsidiary, Xponential Advisors, Inc., owned 498,148 shares of IronHorse common stock (exclusive of warrants to purchase 100,000 shares of common stock of IronHorse), which represented 9.7% of the outstanding shares, and owned 598,148 shares of IronHorse common stock on a fully diluted basis, which represented 7.9% of the outstanding shares on a fully diluted basis.

As of December 31, 2004, there were 5,297,901 shares of common stock of IronHorse outstanding; 7,822,150 shares on a fully diluted basis.  The Company and its subsidiary, Xponential Advisors, Inc., owned 740,348 shares of IronHorse common stock (exclusive of warrants to purchase 100,000 shares of common stock of IronHorse), which represented 14.0% of the outstanding shares, and owned 840,348 shares of IronHorse common stock on a fully diluted basis, which represented 10.7% of the outstanding shares on a fully diluted basis.

In addition to the shares of common stock of IronHorse owned by the Company, as of June 30, 2004, the directors and officers of the Company, directly or through affiliates, collectively owned an additional 1,253,753 shares of common stock (exclusive of warrants to purchase 228,707 shares and options to purchase 29,166 shares of common stock of IronHorse), or 24.4% of the outstanding common stock of IronHorse; 20.0% on a fully diluted basis.  (See attached Schedule 3.)

As of December 31, 2004, the directors and officers of the Company, directly or through affiliates, collectively owned an additional 1,018,373 shares (exclusive of warrants to purchase 208,707 shares and options to purchase 34,166 shares of common stock of IronHorse), or 19.2% of the outstanding common stock of IronHorse; 16.1% on a fully diluted basis.  (See attached Schedule 3.)

•                  Voting rights, veto rights and other protective and participating rights that the Company holds-

Only the common shareholders of IronHorse have voting rights.  The Company has voting rights in proportion to its common stock holdings.  There are no veto rights or other protective rights held by the Company or any of its affiliates.

•                  Participation on the investee’s board of directors, executives or other governing committees-

At the time the Company invested in IronHorse, IronHorse had a stable, tenured senior management team, including key executives in manufacturing and production, marketing, engineering, research and development and information systems.  The investment by the Company was predicated on the depth of IronHorse’s management and its capability to continue growing in accordance with its business plan.

Mr. Moyers, the Company’s Chief Executive Officer and Chairman of the Board of Directors, serves as Chairman of the Board of IronHorse and is a member of the Audit Committee and Compensation Committee of IronHorse.  He served as interim President for less than six weeks in June and July of 2004 while IronHorse completed the final interview process for a permanent Chief Executive Officer following the resignation of John Boudreau as president of that company in May 2004.

IronHorse has six board members and Mr. Moyers is the only director who serves on the board of directors of both companies. Mr. Moyers has no day-to-day responsibilities at IronHorse and serves only as Chairman of the Board.

Mr. Schleizer, the Company’s Chief Financial Officer and a director, served as Chief Financial Officer of IronHorse from November 2003 through March 2005 on an interim, part-time basis.  He currently holds no position with IronHorse. Mr. Schleizer’s role with IronHorse was always anticipated to be an interim role as IronHorse completed its search for a full time Chief Financial Officer, which position was filled in March 2005.  There are no other common employees or officers of the Company and IronHorse.

In connection with the dissolution and liquidation of Motorcycle Investments, L.L.C. (“MILLC”) in December 2004, the shares of common stock of IronHorse owned by the directors and executive officers of the Company decreased by over 5%.  We expect the trend of declining ownership interest to continue because IronHorse will need additional sources of capital to fully execute its business plan, and management of IronHorse is actively seeking that capital.  Because of this, we believe our level of ownership will change significantly in the future and further diminish any ability we have to influence the operations of IronHorse.

Although the combined direct and indirect ownership of the Company and its board members currently exceeds the 20% ownership threshold set forth in paragraph 17 of APB 18, the Company is not controlled by Messrs. Cummer and Moyers, and because those individuals do not own significant direct positions in IronHorse, we concluded that the cost basis of accounting was appropriate.  (See Schedule 4.)

We believe the shares that we directly attribute to our board members give the Company no additional rights or abilities to control or otherwise influence the activities of IronHorse.

We believe, that based on these facts, the Company has appropriately accounted for its investment in IronHorse on a cost basis.  However, we will continue to review our level of investment and potential influence with IronHorse each accounting period to determine if our current method of accounting for the investment is appropriate.

(12)                          Investments, page 37

11.                               Revise your disclosures to present all of the information required by paragraph 22 of SFAS 115.

Response:

The Company currently classifies all of its investments as available for sale.  There were no sales or transfers of securities that were classified as held-to-maturity investments.  Disclosures required pursuant to paragraph 22 of SFAS115 related to sales or transfers from securities classified as held-to-maturity will be included in all future filings, if applicable.

(14)                          Commitment and Contingencies, page 39

12.                               Revise your note to disclose rent expense under operating leases for the year ended June 30, 2004, the ten month period ended June 30, 2003 and the two month period ended August 31, 2002, consistent with the periods presented in your income statement.

Response:

The Company reported the rent expense in footnote 14 incorrectly.  The note should have disclosed the rent expense as follows:  “Total rent expense for all operating leases was approximately $1,402,000, $1,065,000 and $192,000, for the year ended June 30, 2004, the ten months ended June 30, 2003 and the two months ended August 31, 2002, respectively.”  The Company will correct the reported amounts for rent expense in future filings.

In connection with the foregoing responses, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Xponential, Inc.

Robert Schleizer

Chief Financial Officer

cc.                                 Mr. Brian V. McAllister, Securities and Exchange Commission

Mr. Dwayne A. Moyers, Chief Executive Officer, Xponential, Inc.

Attachments:

Schedule 1                                      Xponential, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Unaudited) for the nine months ended March 31, 2005 and 2004

Schedule 2                                      IronHorse Capitalization at June 30, 2004 and December 31, 2004

Schedule 3                                      Direct and Indirect Ownership of IronHorse

Schedule 4                                      Direct and Indirect Ownership of Xponential, Inc.

SCHEDULE 1

XPONENTIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)	For the Nine Months Ended March 31, 2005	For the Nine Months Ended March 31, 2004

Cash flows from operating activities:
Net income	$280	$1,068
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	324	355
Gain on sale of investments	(317)	(2,018)
Deferred income tax expense related to bankruptcy	247	663
Changes in operating assets and liabilities:
Accounts receivable	(117)	109
Pawn service charges receivable	55	20
Pawn loans made	(11,533)	(13,496)
Pawn loans repaid	5,273	5,791
Inventory acquired from loan forfeitures	6,767	7,890
Subtotal pawn loans	507	185
Inventories, net	(517)	(200)
Prepaid expenses and other current assets	41	(182)
Accounts payable and accrued liabilities	35	(354)
Net cash provided by (used in) operating activities	538	(354)
Cash flows from investing activities:
Proceeds from sale of investments	2,049	8,200
Purchase of investments	(2,926)	(6,010)
Purchases of property and equipment	(302)	—
Purchase of other assets	(369)	(338)
Net cash provided by (used in) investing activities	(1,548)	1,852
Cash flows from financing activities:
Borrowings on notes payable	10,821	9,011
Principal payments on notes payable	(8,499)	(10,076)
Sale of common stock	62	281
Purchase of treasury stock	—	(40)
Dividends paid	(94)	(94)
Net cash provided by (used in) financing activities	2,290	(918)
Net increase in cash and cash equivalents	1,280	580
Cash and cash equivalents at beginning of period	206	220
Cash and cash equivalents at end of period	$1,486	$800
Supplemental disclosures of cash flow information -
Cash paid for interest	$456	$440

SCHEDULE 2

IronHorse Capitalization

Capitalization as of June 30, 2004

Securities	Date of Issue	Total Notes Outstanding	Total Shares Outstanding	Interest / Dividend Rate	Maturity	Conversion Price	Common Share Equivalents
Debt
2001 12% Notes (Massie)	03/14/01 - 10/31/01	859,000		12.0%	03/31/06	$10.00	85,900
2001 10% Notes (Massie 2)	02/12/02 - 08/01/03	1,535,000		10.0%	12/31/06	$15.00	102,333
Total Debt		2,394,000					188,233

Warrants
2000 12% warrants (Pollock)	12/00		168,750		01/01/06	$5.00	168,750
2000 12% warrants (Pollock)	12/00		119,000		01/01/06	$7.50	119,000
2000 12% warrants (Massie)	12/00		495,000		03/31/08	$12.50	495,000
2001 16.8% warrants (Wilson)	09/01		18,903		08/15/06	$9.96	18,903
2001 10% warrants (Massie 2)	07/01/03		392,100		07/01/08	$17.50	392,100
2003 Wilson Warrant	11/15/03		100,000		12/31/10	$15.00	100,000
2003 Warrants	10/03/03		300,000		09/30/10	$15.00	300,000
Total Warrants			1,593,753				1,593,753

Options	1999-2003		528,330		various	$5.50 to $12.00	528,330
Total Options Outstanding			528,330				528,330

Preferred Stock
Series A Preferred Stock	09/17/98		60,600	8%		$4.52	95,093
Series B Preferred Stock	03/17/00		6,043	8%		$2.50	15,674
Series C Preferred Stock	11/18/02		73,333			$15.00	73,333
Total Preferred Stock			147,309				184,100
Common Stock	various		5,147,330	NA	NA	NA	5,147,330
Total Common Stock			5,147,330				5,147,330
							7,561,746

Capitalization as of December 31, 2004

Securities	Date of Issue	Total Notes Outstanding	Total Shares Outstanding	Interest / Dividend Rate	Maturity	Conversion Price	Common Share Equivalents
Debt
2001 12% Notes (Massie)	03/14/01 - 10/31/01	859,000		12.0%	03/31/06	$10.00	85,900
2001 10% Notes (Massie 2)	02/12/02 - 08/01/03	1,535,000		10.0%	12/31/06	$15.00	102,333
Total Debt		2,394,000					188,233

Warrants
2000 12% warrants (Pollock)	12/00		168,750		01/01/06	$5.00	168,750
2000 12% warrants (Pollock)	12/00		119,000		01/01/06	$7.50	119,000
2000 12% warrants (Massie)	12/00		495,000		03/31/08	$12.50	495,000
2001 16.8% warrants (Wilson)	09/01		18,903		08/15/06	$9.96	18,903
2001 10% warrants (Massie 2)	07/01/03		392,100		07/01/08	$17.50	392,100
2003 Wilson Warrant	11/15/03		100,000		12/31/10	$15.00	100,000
2003 Warrants	10/03/03		300,000		09/30/10	$15.00	300,000
Total Warrants			1,593,753				1,593,753
Options	1999-2003		528,330		various	$5.50 to $12.00	528,330
Total Options Outstanding			528,330				528,330

Preferred Stock
Series A Preferred Stock	09/17/98		60,600	8%		$4.52	95,093
Series B Preferred Stock	03/17/00		6,043	8%		$2.50	15,674
Series C Preferred Stock	11/18/02		80,666			$15.00	80,666
Total Preferred Stock			147,309				191,433
Common Stock	various		5,297,901	NA	NA	NA	5,297,901
Total Common Stock			5,297,901				5,297,901
							7,799,650

SCHEDULE 3

DIRECT AND INDIRECT OWNERSHIP OF IRONHORSE

Directors and executive officers of the Company had direct ownership of the following securities of IronHorse as of June 30, 2004:

	Common Stock	% of Common Stock Outstanding		Options

Carroll Dawson	15,000		*	—
Dwayne A. Moyers	8,000		*	29,166

*  Less than 1%

Directors and executive officers of the Company through affiliates (other than the Company)  owned the following securities of IronHorse as of June 30, 2004:

	Common Stock	% of Common Stock Outstanding	Options	Warrants

Jeffrey A. Cummer (1)	1,230,753	23.9%	—	228,707
Dwayne A. Moyers (2)	1,238,753	24.1%	29,166	228,707

(1)          At June 30, 2004, Mr. Cummer was a general partner of Motorcycle Investments, L.L.C. (“MILLC”) which owned 413,095 shares, or 8.0% of the outstanding shares of common stock of IronHorse, and a warrant to purchase 20,000 shares of common stock.  MILLC exercised the warrant in October 2004.  Mr. Cummer had a 20.0% direct ownership interest in MILLC.  MILLC was dissolved effective December 31, 2004 and its assets (including the IronHorse common stock) were distributed to its members, as a result of which distribution Mr. Cummer’s direct ownership in IronHorse increased but his overall beneficial ownership in IronHorse decreased.  See tables below with regard to the direct and beneficial ownership of IronHorse securities by directors and officers of the Company as of December 31, 2004.  Mr. Cummer is also an officer of the general partner of Investors Strategic Partners I, Ltd. (“ISP”), which owns 817,658 shares, or 15.9%, of the outstanding common stock of IronHorse and warrants to purchase 170,000 shares of common stock.  Mr. Cummer has a 3.58% direct ownership interest in ISP.  Mr. Cummer is an officer of Sanders Morris Harris Group, Inc., which owns warrants to purchase 38,707 shares of common stock of IronHorse.

(2)          At June 30, 2004, Mr. Moyers was a general partner of MILLC, which owned 413,095 shares, or 8.0% of the outstanding shares of common stock of IronHorse, and a warrant to purchase 20,000 shares of common stock.  Mr. Moyers had a 11.3% direct ownership interest in MILLC.  MILLC exercised the warrant in October 2004.  MILLC was dissolved effective December 31, 2004 and its assets (including the IronHorse common stock) were distributed to its members, as a result of which distribution Mr. Moyer’s direct ownership in IronHorse increased but his overall beneficial ownership in IronHorse decreased.  See tables below with regard to the direct and beneficial ownership of IronHorse securities by directors and officers of the Company as of December 31, 2004.  Mr. Moyers also is an officer of the general partner of ISP, which owns 817,658 shares of common stock, or 15.9%, of the outstanding common stock of IronHorse and warrants to purchase 170,000 shares of common stock. Mr. Moyers has no direct ownership interest in ISP.  Mr. Moyers is an officer of Sanders Morris Harris Group, Inc., which owns warrants to purchase 38,707 shares of common stock of IronHorse.

Directors and executive officers of the Company had direct ownership of the following securities of IronHorse as of December 31, 2004:

	Common Stock (1)	% of Common Stock Outstanding	Options

Jeffrey A. Cummer	86,665	1.6%	—
Carroll Dawson	15,000	*	—
Dwayne A. Moyers	57,146	1.1%	34,166

*  Less than 1%

(1)          The increase over levels reflected in the earlier June 30, 2004 table represents the distribution of shares of common stock of IronHorse to the members of MILLC upon the dissolution of MILLC.

Directors and executive officers of the Company through affiliates (other than the Company) owned the following securities of IronHorse as of December 31, 2004:

	Common Stock	% of Common Stock Outstanding	Warrants

Jeffrey A. Cummer (1)	856,661	16.2%	208,707
Dwayne A. Moyers (2)	856,661	16.2%	208,707
Carroll Dawson (3)	2,901	*	—

(1)          Mr. Cummer is an officer of the general partner of ISP, which owns 856,661 shares, or 16.2%, of the outstanding common stock of IronHorse, and warrants to purchase 170,000 shares of common stock.  Mr. Cummer has a 3.58% direct ownership interest in ISP.  Mr. Cummer is an officer of Sanders Morris Harris

Group, Inc., which owns warrants to purchase 38,707 shares of common stock of IronHorse.

(2)          Mr. Moyers is an officer of the general partner of ISP, which owns 856,661 shares, or 16.2%, of the outstanding common stock of IronHorse and warrants to purchase 170,000 shares.  Mr. Moyers has no direct ownership interest in ISP.  Mr. Moyers is an officer of Sanders Morris Harris Group, Inc., which owns warrants to purchase 38,707 shares of common stock of IronHorse.

(3)          Mr. Dawson is a general partner of Dawson Properties, Ltd., a Texas limited partnership, which owns 2,901 shares of common stock of IronHorse.

SCHEDULE 4

DIRECT AND INDIRECT OWNERSHIP OF XPONENTIAL, INC.

As of June 30, 2004, Jeffrey A. Cummer and Dwayne A. Moyers, both directors and executive officers of the Company, had direct and beneficial ownership of the following shares of common stock and options of the Company:

	Amount and Nature of Direct and Beneficial Ownership		Percent of Class (1)

Jeffrey A. Cummer	572,597 shares	(2)(3)	24.22%
Dwayne A. Moyers	418,281 shares	(2)(4)	17.51%

(1)          Based on 2,344,206 shares of Common Stock issued and outstanding on June 30, 2004, as adjusted for the conversion of shares of Series B Preferred Stock into shares of Common Stock and the exercise of options exercisable within sixty days from June 30, 2004 pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.  The Company’s Series A Preferred Stock is not convertible and has no voting rights except as required by law and therefore is excluded from this presentation.

(2)          Does not include shares of Common Stock owned by various investors for which voting and dispositive power in certain cases is held by SMH Capital Advisors, Inc., of which Mr. Cummer and Mr. Moyers are officers and directors.

(3)          Represents 15,257 shares of Common Stock owned directly, 352,346 shares of Common Stock issuable upon conversion of 102,427 shares of Series B Preferred Stock owned directly, 20,000 shares of Common Stock which Mr. Cummer has the right to acquire within sixty days from June 30, 2004 pursuant to options granted to him under the 2003 Stock Option Plan, and 184,994 shares of Common Stock issuable upon conversion of 53,788 shares of Series B Preferred owned by Investors Strategic Partners I, Ltd., a Texas limited partnership (“ISP”), of which Hulen Capital Partners, Inc., a Texas corporation (“HCP”), is the general partner.  Mr. Cummer is an officer, director and shareholder of HCP and shares voting and investment power with Mr. Moyers with respect to the shares owned by ISP.

(4)          Represents 15,257 shares of Common Stock owned directly, 173,030 shares of Common Stock issuable upon conversion of 50,300 shares of Series B Preferred Stock owned directly, 45,000 shares of Common Stock which Mr. Moyers has the right to acquire within sixty days from June 30, 2004 pursuant to options granted to him under the 2003 Stock Option Plan, and 184,994 shares of Common Stock issuable upon conversion of 53,778 shares of Series B Preferred Stock owned by ISP.  Mr. Moyers is an officer, director and shareholder of HCP, the general partner of ISP, and shares voting and investment power with Mr. Cummer with respect to the shares owned by ISP.

As of December 31, 2004, Jeffrey A. Cummer and Dwayne A. Moyers, both directors and executive officers of the Company, had direct and beneficial ownership of the following shares of common stock and options of the Company:

	Amount and Nature of Direct and Beneficial Ownership		Percent of Class (1)

Jeffrey A. Cummer	592,568 shares	(2)(3)	24.89%
Dwayne A. Moyers	446,752 shares	(2)(4)	187.57%

(1)          Based on 2,360,828 shares of Common Stock issued and outstanding on December 31, 2004, as adjusted for the conversion of shares of Series B Preferred Stock into shares of Common Stock and the exercise of options exercisable within sixty days from December 31, 2004 pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.  The Company’s Series A Preferred Stock is not convertible and has no voting rights except as required by law, and therefore is excluded from this presentation.

(2)          Does not include shares of Common Stock owned by various investors for which voting and dispositive power in certain cases is held by SMH Capital Advisors, Inc., of which Mr. Cummer and Mr. Moyers are officers and directors.

(3)          Represents 27,440 shares of Common Stock owned directly, 352,346 shares of Common Stock issuable upon conversion of 102,427 shares of Series B Preferred Stock owned directly, 20,000 shares of Common Stock which Mr. Cummer has the right to acquire within sixty days from December 31, 2004 pursuant to options granted to him under the 2003 Stock Option Plan, and 192,782 shares of Common Stock issuable upon conversion of 56,042 shares of Series B Preferred owned by ISP, of which HCP is the general partner.  Mr. Cummer is an officer, director and shareholder of HCP and shares voting and investment power with Mr. Moyers with respect to the shares owned by ISP.

(4)          Represents 35,940 shares of Common Stock owned directly, 173,030 shares of Common Stock issuable upon conversion of 50,300 shares of Series B Preferred Stock owned directly, 45,000 shares of Common Stock which Mr. Moyers has the right to acquire within sixty days from December 31, 2004 pursuant to options granted to him under the 2003 Stock Option Plan, and 192,782 shares of Common Stock issuable upon conversion of 56,042 shares of Series B Preferred Stock owned by ISP.  Mr. Moyers is an officer, director and shareholder of HCP, the general partner of ISP, and shares voting and investment power with Mr. Cummer with respect to the shares owned by ISP.